Exhibit 99.8

EnCana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2009, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-124218 and 333-140856); and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch”

P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

February 18, 2010

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com